UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported) October 21, 2019

Legion Capital Corporation

(Exact name of issuer as specified in its charter)

Florida	47-3751122
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

301 E. Pine St. Ste. 850 Orlando Fl 32801

(Full mailing address of principal executive offices)

(407) 986-4234

 (Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Class A Common, Corporate Notes

Item 4. Changes in Issuer’s Certifying Accountant

The Issuer has changed its certifying accountant from Soles, Heyn, CPA to Rosenfield & Company, PLLC. The Issuer dismissed Soles, Heyn CPA as its audit firm and engaged Rosenfield & Company as its new audit firm.

There was no disagreement between the Issuer and Soles, Heyn CPA, rather the change of audit firms was brought on by a serious illness of the principal audit partner in Soles, Heyn, preventing said firm from continuing as an audit firm for the Issuer. As a result of this illness the board of directors of the Issuer decided to make the above change.

There was no adverse opinion or disclaimer of opinion during the Issuers past two years.

Item 5. Non-Reliance on Previously Issued Financial Statements.

The issuer hereby gives notice that as of October 18, 2019, the previously filed financial statements for the year ended December 31, 2017 cannot be relied upon and the Issuer has amended and restated its financial statements for year ended December 31, 2017.

As a result of engaging Rosenfield & Company, PLLC to replace Soles, Heyn, CPA, the Issuer had a new 2 year audit of its financial statements performed by its new auditor. The new 2 year audit revealed certain errors in the previously filed December 31, 2017 financial statements and the Issuer has restated said financial statements as a result. Issuer has filed the new financial statements along with its 1-K filed on October 18, 2019.

The board of directors has discussed the matters disclosed in this filing with the Issuers independent audit firm on October 18, 2019, has notified both its current and former accounting firm of this filing and provided this filing for review by both firms prior to filing same.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter)	LEGION CAPITAL CORPORATION

By (Signature and Title)	/s/ JAMES BYRD, CEO

Date October 22, 2019

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